                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             Harcourt General, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41163G 10 1
                               ------------------
                                 (CUSIP Number)

                                Richard A. Smith
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 278-5600
           -----------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 27, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 29 Pages)

CUSIP No. 41163G 10 1                  13D                    Page 2 of 29 Pages

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Richard A. Smith
-------------------------------------------------------------------------------
                                                                    (a)  /X/
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)  / /
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
             00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------

                        7.    SOLE VOTING POWER
                                   2,339,336
-------------------------------------------------------------------------------
      NUMBER OF
                        8.    SHARED VOTING POWER
       SHARES                      8,554,181
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                       39,600
      REPORTING         -------------------------------------------------------
       PERSON
                        10.   SHARED DISPOSITIVE POWER
        WITH                       10,843,917
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   10,883,517
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   16.5
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 3 of 29 Pages


-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Nancy L. Marks
-------------------------------------------------------------------------------
                                                                 (a)  /X/
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)  / /
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                 1,825,502
-------------------------------------------------------------------------------
      NUMBER OF
                        8.    SHARED VOTING POWER
       SHARES                    7,894,356
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                     78,550
      REPORTING         -------------------------------------------------------
       PERSON
                        10.   SHARED DISPOSITIVE POWER
        WITH                     9,641,308
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 9,719,858
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 15.1
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 4 of 29 Pages

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Susan F. Smith
-------------------------------------------------------------------------------
                                                                    (a)  /X/
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
             00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------

                        7.    SOLE VOTING POWER
                                  1,096,827
-------------------------------------------------------------------------------
      NUMBER OF
                        8.    SHARED VOTING POWER
       SHARES                     2,091,542
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                      55,295
      REPORTING         -------------------------------------------------------
       PERSON
                        10.   SHARED DISPOSITIVE POWER
        WITH                      3,133,074
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  3,188,369
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  5.6
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 5 of 29 Pages


-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Amy Smith Berylson
-------------------------------------------------------------------------------
                                                                   (a) /X/
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (b) / /
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
             00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                    122,774
-------------------------------------------------------------------------------

   NUMBER OF            8.    SHARED VOTING POWER
    SHARES                         2,011,257
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                       121,255
      REPORTING         -------------------------------------------------------
       PERSON
                        10.   SHARED DISPOSITIVE POWER
        WITH                       2,012,776
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,134,031
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   3.8
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 6 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert A. Smith
-------------------------------------------------------------------------------
                                                                     (a) /X/

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       395,530
-------------------------------------------------------------------------------
      NUMBER OF         8.    SHARED VOTING POWER
                                       1,870,725
       SHARES           -------------------------------------------------------
BENEFICIALLY OWNED BY   9.    SOLE DISPOSITIVE POWER
                                       393,654
        EACH            -------------------------------------------------------
      REPORTING
       PERSON           10.   SHARED DISPOSITIVE POWER
                                       1,872,601
        WITH
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,266,255
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.1
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 7 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Debra Smith Knez
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
      NUMBER OF                        15,205
                        -------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,688,633
                        -------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       12,256
       PERSON           -------------------------------------------------------

        WITH            10.   SHARED DISPOSITIVE POWER
                                    1,691,582
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,703,838
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   3.1
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                    Page 8 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Jeffrey R. Lurie
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       77,223
-------------------------------------------------------------------------------
       NUMBER OF        8.    SHARED VOTING POWER
        SHARES                        443,818
BENEFICIALLY OWNED BY   -------------------------------------------------------
         EACH           9.    SOLE DISPOSITIVE POWER
      REPORTING                        10,653
        PERSON          -------------------------------------------------------
         WITH           10.   SHARED DISPOSITIVE POWER
                                       510,388
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   521,041
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   .9
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 IN
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                    Page 9 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Cathy J. Lurie
-------------------------------------------------------------------------------
                                                                    (a) /x/
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------

                        7.    SOLE VOTING POWER
                                       1,600
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 444,844
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   600
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   445,844
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   446,444
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   .8
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                   Page 10 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  John G. Berylson
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       320
-------------------------------------------------------------------------------
      NUMBER OF         8.    SHARED VOTING POWER
       SHARES                          2,411,048
BENEFICIALLY OWNED BY   -------------------------------------------------------
       EACH             9.    SOLE DISPOSITIVE POWER
     REPORTING                         320
      PERSON            -------------------------------------------------------
       WITH             10.   SHARED DISPOSITIVE POWER
                                       2,411,048
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,411,368
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                   Page 11 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Dana A. Weiss
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 2,331,774
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   2,331,774
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,331,774
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.2
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41163G 10 1                  13D                  Page 12 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Brian J. Knez
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       382,445
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 2,228,387
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   382,445
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   2,228,774
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,610,832
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.7
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                  Page 13 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jennifer L. Berylson
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       22,190
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 0
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   22,190
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    22,190
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    Less than .1%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                  Page 14 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mark D. Balk
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 4,383,587
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   4,383,587
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    4,383,587
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.4
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                  Page 15 of 29 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Darline M. Lewis
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  00
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 1,403,818
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   1,403,818
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,403,818
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.5
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                  Page 16 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Smith Management Company LLC
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 629,840
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   629,840
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   629,840
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   1.1
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 CO
-------------------------------------------------------------------------------

CUSIP No. 41163G 10 1                  13D                  Page 17 of 29 Pages


-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marian Realty Company LLC
-------------------------------------------------------------------------------
                                                                    (a) /X/
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b) / /
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*
                 00
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
-------------------------------------------------------------------------------
NUMBER OF
                        8.    SHARED VOTING POWER
SHARES                                 288,720
BENEFICIALLY OWNED BY   -------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
EACH                                   0
REPORTING               -------------------------------------------------------
PERSON
                        10.   SHARED DISPOSITIVE POWER
WITH                                   288,720
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   288,720
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   .5
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                 CO
-------------------------------------------------------------------------------

                                                             Page 18 of 29 Pages

                  This Statement amends and supplements the Statement on
                  Schedule 13D dated January 13, 1987, as amended most recently on June 26, 2000.

Item 1.           Security and Issuer.

                  The class of equity securities to which this statement on
                  Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of Harcourt General, Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

                  The individuals and corporations set forth in Item 2 of this Statement are the beneficial owners of certain shares of Class B Stock, $1.00 par value (the "Class B Stock"), of the Company some of which are subject to restrictions on transfer and disposition pursuant to the terms of the Smith-Lurie/Marks Family Stockholders' Agreement dated December 29, 1986, as amended from time to time (the "Stockholders' Agreement"), as well as certain shares of Common Stock of the Company. While Class B Stock is not an "equity security" within the meaning of Regulation 13d-l(d), shares of Class B Stock are convertible at any time, on a share-for-share basis, into Common Stock, and therefore beneficial owners of Class B Stock are deemed to be the beneficial owners of the Common Stock into which the Class B Stock is convertible.



Item 2.           Identity and Background.

                  This Amendment No. 6 to the Statement is filed by a group consisting of: Richard A. Smith and his wife, Susan F. Smith; Nancy L. Marks (the sister of Richard A. Smith); the children of Richard A. Smith and Susan F. Smith, namely Amy Smith Berylson, Robert A. Smith and Debra Smith Knez and their spouses, John G. Berylson, Dana A. Weiss and Brian J. Knez; one of the children of Amy Smith Berylson and John G. Berylson, Jennifer L. Berylson; two of the children of Nancy
                  L. Marks, namely Cathy J. Lurie and Jeffrey R. Lurie; Mark D. Balk and Darline M. Lewis, who are family attorneys and trustees of family trusts and foundations; and two family limited liability companies, Smith Management Company LLC and Marian Realty Company LLC (collectively the "Smith Family Group").

                  Richard A. Smith's business address is c/o Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Mr. Smith is Chairman of the Board of Directors of the Company, The Neiman Marcus Group, Inc., and GC Companies. The address for Susan F. Smith, Nancy L. Marks, Amy Smith Berylson, John G. Berylson, Jennifer L. Berylson, Robert A. Smith, Dana A. Weiss, Debra Smith Knez, Brian J. Knez, Cathy
                  J. Lurie and Jeffrey R. Lurie is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Robert A. Smith is President, Co-Chief Executive Officer and a director of the

                                                             Page 19 of 29 Pages


                  Company, and is Co-Chief Executive Officer and a director of The Neiman Marcus Group, Inc. Brian J. Knez is President, Co-Chief Executive Officer and a director of the Company and is Co-Chief Executive Officer and a director of The Neiman Marcus Group, Inc. Jeffrey R. Lurie is a director of Harcourt General, Inc. and is a business executive with Chestnut Hill Productions, Inc., a company involved in the production of motion pictures, and is the Chief Executive Officer of Philadelphia Eagles, Inc., a National Football League franchise. Mark D. Balk and Darline M. Lewis are attorneys with the firm of Goulston & Storrs. Their address is c/o Goulston & Storrs, 400 Atlantic Avenue, Boston, Massachusetts 02110. Smith Management Company LLC is a Delaware limited liability company whose principal assets are securities of the Company, GC Companies, Inc. and The Neiman Marcus Group, Inc. Its principal business and office address is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Marian Realty Company LLC is a Delaware limited liability company whose principal assets are securities of the Company, GC Companies, Inc. and The Neiman Marcus Group, Inc. Its principal business and office address is c/o Richard A. Smith, 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

                  During the five years prior to the date hereof, none of the individuals or corporations listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  All of the individuals listed above are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of the Transaction.

                  On October 27, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Reed Elsevier Inc. and REH Mergersub Inc. (the "Purchaser"), a wholly owned subsidiary of Reed Elsevier Inc. Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") for the purchase for cash of all outstanding shares of Common Stock of the Company and all outstanding shares of Series A Cumulative Convertible Stock of the Company. After consummation of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and the Company will become a wholly owned subsidiary of Reed Elsevier Inc. Also on October 27, 2000, and in connection with the Merger Agreement, the Smith Family Group entered a Stockholder Agreement (the "Stockholder Agreement") among the Smith Family

                                                             Page 20 of 29 Pages


                  Group, Reed Elsevier Inc and the Purchaser. The following is a summary of the Stockholder Agreement, a copy of which is filed as Exhibit 6 hereto. This summary is qualified in its entirety by reference to the complete text of the Stockholder Agreement.

                  Each member of the Smith Family Group has agreed to take the following action with respect to the Subject Shares beneficially owned by it (under the Stockholder Agreement, the "Subject Shares" include all of the Class B shares owned of record or beneficially by members of the Smith Family Group as of October 20, 2000 together with any other Class B Stock acquired by any member of the Smith Family Group by purchase or otherwise and any Common Stock acquired by any member of the Smith Family Group by conversion of Class B Stock, in each case from October 20, 2000 through the end of the term of the Stockholder Agreement):

                  - to convert all of its Subject Shares into Common Stock immediately prior to the expiration of the Offer, provided that Reed Elsevier Inc. and the Purchaser shall have delivered an irrevocable binding notice to the members of the Smith Family Group and the Company that each of the conditions to the Purchaser's obligation to consummate the Offer have been satisfied (or would be satisfied, in the case of the condition (the "Minimum Condition") requiring that not less than a majority of the outstanding shares of Common Stock be tendered, upon such conversion of the Subject Shares and the tender of the shares of Common Stock issuable upon such conversion into the Offer) or waived in accordance with the Merger Agreement (provided the Minimum Condition may not be waived) together with a certificate from the depositary for the Offer setting forth the number of shares of Common Stock validly tendered into the Offer and not withdrawn as immediately prior to such time as practicable;

                  - immediately after such conversion, to tender pursuant to the Offer, and not withdraw, all of the Subject Shares (including all shares of Common Stock issuable upon the conversion of the Subject Shares) promptly upon request of Reed Elsevier Inc. or the Purchaser;

                  - to vote all of its Subject Shares in favor of the approval and adoption of the Merger Agreement and against (1) an "Acquisition Proposal" (as defined below), (2) any extraordinary dividend or distribution by the Company or its subsidiaries, (3) any change in the capital structure of the Company or any of its subsidiaries (other than pursuant to the Merger Agreement) or (4) any other action that would reasonably be expected to, in any material respect, prevent, impede, interfere with, delay, postpone, frustrate the purposes of or attempt to discourage the transactions contemplated by the Merger Agreement; each member of the Smith Family Group has granted to the Purchaser an irrevocable proxy to vote or otherwise use such voting power in the manner contemplated by the foregoing; and

                                                             Page 21 of 29 Pages

                  - not to sell, pledge or otherwise dispose of any of its Subject Shares (other than (i) transfers to persons who are subject to the Stockholder Agreement or who become bound by the Stockholder Agreement,
                           (ii) transfers of an aggregate total number
                           (including all shares transferred to charitable organizations by all members of the Smith Family Group as of October 27, 2000) of 100,000 shares of Common Stock (including shares transferred by any other member of the Smith Family Group) to charitable organizations or (iii) the transfer of 847,458 Subject Shares in exchange for a $50,000,000 contingent promissory note from the Company.

                  Acquisition Proposal means (i) any tender offer or exchange offer, (ii) merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets or the earning power of the Company or (iii) any acquisition or purchase, direct or indirect, of more than 20% of the consolidated assets of the Company and its subsidiaries or more than 20% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets or earning power of the Company (other than the transactions contemplated by the Merger Agreement).

                  Each member of the Smith Family Group has also agreed not to solicit or initiate any Acquisition Proposal or furnish information to or participate in any discussions or negotiations with any person that is considering making or has made an Acquisition Proposal.

                  The Stockholder Agreement will terminate upon the earlier of the effectiveness of the Merger and the date of the termination of the Merger Agreement in accordance with its terms.

                  This Amendment No. 6 is being filed to reflect the Reporting Persons' support of the Board of Directors' decision to recommend to the Company's stockholders that they tender their shares in the Offer, to describe the Reporting Persons' obligations under the Stockholder Agreement and to confirm the Reporting Persons' intent to fulfill those obligations.

Item 5.           Interest in Securities of the Issuer.

                           (a) The aggregate number and percentage of Common
                  Stock and Class B Stock owned by the Smith Family Group and each member thereof is set forth in the attached Table 5(a). The percentages have been calculated using the following number of shares outstanding as of October 27, 2000:
                  55,049,531 shares of Common Stock and 18,111,768 shares of Class B Stock.

                           Pursuant to Rule 13d-5, the Smith Family Group is
                  deemed to have beneficial ownership, for purposes of Section 13(d), of all equity securities of the Company beneficially owned by any member of the Smith Family Group. Accordingly, while 17,118,628 shares of Class B Stock are subject to the terms of the Stockholders' Agreement, the total number of shares held by or for the benefit of the Smith Family Group and as to which the Smith Family Group is deemed to be the beneficial owner is 18,097,180 shares of Class B Stock and 2,642,340 shares of Common Stock.

                           (b) Table 5(b) attached hereto sets forth the
                  required information with respect to voting power and investment power.

                           (c) The following transactions have been effected
                  during the past 60 days:

                                                             Page 22 of 29 Pages


                           1. Conversion by Richard A. Smith, on October 25,
                  2000, of 610,000 shares of Class B Stock to 610,000 shares of Common Stock and transfer by Richard A. Smith, on October 25, 2000, of 610,000 shares of Common Stock to Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, John G. Berylson, Dana A. Weiss, and Brian J. Knez, all as trustees of the Richard and Susan Smith Family Foundation.

                           2. Conversion by Susan F. Smith, on October 25, 2000,
                  of 805,000 shares of Class B Stock to 805,000 shares of Common Stock and transfer by Susan F. Smith, on October 25, 2000, of 805,000 shares of Common Stock to Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, John G. Berylson, Dana A. Weiss, and Brian J. Knez, all as trustees of the Richard and Susan Smith Family Foundation.

                           3. Conversion by Nancy L. Marks, on October 25, 2000,
                  of 443,818 shares of Class B Stock to 443,818 shares of Common Stock and transfer by Nancy L. Marks, on October 25, 2000, of 443,818 shares of Common Stock to Nancy L. Marks, Cathy Lurie, Eric Cushing, Jeffrey Lurie, Christina Lurie, Darline M. Lewis, and Mark D. Balk, all as trustees of the Nancy Lurie Marks Family Foundation.


                           (d)      Not applicable.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except for (a) the Stockholder Agreement described under Item 4 (which description is incorporated herein by reference),
                  (b) the Smith-Lurie/Marks Family Stockholders' Agreement (dated December 29, 1986), (c) various Smith family trusts and foundations which own securities of the Company and which have been included in the beneficial ownership figures under Item 5, (d) attorney-client relationships between Smith family attorneys Mark D. Balk and Darline M. Lewis and members of the Smith family, (e) a pledge of Class B Stock by Nancy L. Marks individually, as collateral for certain obligations of Jeffrey
                  R. Lurie and entities controlled by him to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, (f) a pledge of Class B Stock by Nancy L. Marks and Richard A. Smith, as Trustees under the Trust under the will of Philip Smith f/b/o Nancy L. Marks as collateral for its obligations as co-borrower with an entity controlled by Jeffrey R. Lurie to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, and (g) various Powers of Attorney granting Richard A. Smith and Mark
                  D. Balk the authority to execute Schedule 13D and all amendments thereto on behalf of members of the Smith Family Group, there are

                                                             Page 23 of 29 Pages


                  no contracts, arrangements, understandings or relationships (legal or otherwise) among the Smith Family Group or between members of the Smith Family Group and any other person with respect to securities of the Company.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1 Agreement and Power of Attorney (incorporated by reference to Agreement and Power of Attorney included in Amendment No. 5 to Schedule 13D filed on June 26,
                  2000).

                  Exhibit 2 Agreement and Power of Attorney (incorporated by reference to Agreement and Power of Attorney included in Amendment No. 4 to Schedule 13D filed on May 23,
                  1996).

                  Exhibit 3 Agreement and Power of Attorney (incorporated by reference to Agreement and Power of Attorney included in Amendment No. 3 to Schedule 13D filed on June 5,
                  1992).

                  Exhibit 4 Agreement and Power of Attorney (incorporated by reference to Agreement and Power of Attorney included in Schedule 13D filed on January 13, 1987).

                  Exhibit 5         Agreement and Power of Attorney
                  (filed herewith).

                  Exhibit 6         Stockholder Agreement
                  (filed herewith).

                                                             Page 24 of 29 Pages


                                   Table 5(a)

                         BENEFICIAL OWNERSHIP OF SHARES
                AND PERCENTAGE OF COMMON STOCK AND CLASS B STOCK


-----------------------------------------------------------------------------------------------------------------------------------
                                                          Shares and Percent of Stock Beneficially Owned(1)
-----------------------------------------------------------------------------------------------------------------------------------
  Group Member                          Common         % of              Class B      % of Class B      % of Common Stock
                                                      Common                             Stock             Assuming
                                                      Stock                                              Conversion of
                                                                                                        Class B Stock(2)(3)
-----------------------------------------------------------------------------------------------------------------------------------
Smith Family Group                    2,642,340        4.8              18,097,180       99.9               28.4
Richard A. Smith(4)                      22,208         *               10,861,309       60.0               16.5
Nancy L. Marks(5)                       443,818         .8               9,276,040       51.2               15.1
Susan F. Smith(6)                     1,449,400        2.6               1,738,969        9.6                5.6

--------
* Less than .1%
(1) Certain shares included in the table above have been counted more than once because of certain rules of the Securities and Exchange Commission.
(2) Each share of Class B Stock is convertible at any time into one share of Common Stock.
(3) Assumes conversion of beneficial owner's shares of Class B Stock and no other shares of Class B Stock.
(4) The beneficial ownership figures for Richard A. Smith include 808 shares of Common Stock allocated to Mr. Smith's account under the Company's Employee Stock Ownership Plan ("ESOP"), 21,400 shares of Common Stock held by a charitable trust of which Richard Smith is a trustee, 9,741,789 shares of Class B Stock held by trusts of which Richard A. Smith is a trustee, 629,840 shares of Class B Stock held by Smith Management Company LLC and 288,720 shares of Class B Stock held by Marian Realty Company LLC. Richard A. Smith disclaims beneficial ownership of 21,400 shares of Common Stock and 6,508,685 shares of Class B Stock. This report shall not be deemed an admission that Richard A. Smith is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(5) The beneficial ownership figures for Nancy L. Marks include 443,818 shares of Common Stock held by a family foundation of which Nancy L. Marks is a trustee, 7,641,818 shares of Class B Stock held by trusts of which Nancy L. Marks is a trustee and 288,720 shares of Class B Stock held by Marian Realty Company LLC. Nancy L. Marks disclaims beneficial ownership of 443,818 shares of Common Stock and 4,408,714 of the shares of Class B Stock. This report shall not be deemed an admission that Nancy L. Marks is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(6) The beneficial ownership figures for Susan F. Smith include 1,449,400 shares of Common Stock held by charitable trusts and foundations of which Susan Smith is a trustee and 1,482,142 shares of Class B Stock held by trusts and foundations of which Susan F. Smith is a trustee. Susan F. Smith disclaims beneficial ownership of 1,449,400 shares of Common Stock and 1,040,547 shares of Class B Stock. This report shall not be deemed an admission that Susan F. Smith is the beneficial owner of the previously disclaimed shares for purposes of
Section 13 or for any other purpose.

                                                             Page 25 of 29 Pages


-----------------------------------------------------------------------------------------------------------------------------------
                                                          Shares and Percent of Stock Beneficially Owned (continued)
-----------------------------------------------------------------------------------------------------------------------------------
  Group Member                          Common         % of              Class B      % of Class B      % of Common Stock
                                                      Common                             Stock             Assuming
                                                      Stock                                              Conversion of
                                                                                                         Class B Stock
-----------------------------------------------------------------------------------------------------------------------------------
Cathy J. Lurie(7)                       444,844         .8                   1,600         *                  .8
Jeffrey R. Lurie(8)                     454,471         .8                  66,570         .4                 .9
Amy Smith Berylson(9)                 1,428,000        2.6                 706,031        3.9                3.8
John G. Berylson(10)                  1,428,320        2.6                 983,048        5.4                4.3
Jennifer L. Berylson                          0         *                   22,190         .1                  *
Robert A. Smith(11)                   1,816,151        3.3                 450,104        2.5                4.1
Dana A. Weiss(12)                     1,428,000        2.6                 903,774        5.0                4.2


--------
(7) The beneficial ownership figures for Cathy J. Lurie include 444,844 shares of Common Stock held by charitable foundations of which Cathy J. Lurie is a trustee. Cathy J. Lurie disclaims beneficial ownership of 444,844 shares of Common Stock. This report shall not be deemed an admission that Cathy J. Lurie is the beneficial owner of the previously disclaimed shares for purposes of
Section 13 or for any other purpose.
(8) The beneficial ownership figures for Jeffrey R. Lurie include 10,640 shares of Common Stock held by Philadelphia Eagles, Inc., 443,818 shares of Common Stock held by a family foundation of which Jeffrey R. Lurie is a trustee, and 66,570 shares of Class B Stock held by Jeffrey R. Lurie as a guardian of the property of his children. Jeffrey R. Lurie disclaims beneficial ownership of 443,818 shares of Common Stock and 66,570 shares Class B Stock. This report shall not be deemed an admission that Jeffrey R. Lurie is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(9) The beneficial ownership figures for Amy Smith Berylson include 1,428,000 shares of Common Stock held by a charitable foundation of which Amy Smith Berylson is a trustee, 538,875 shares of Class B Stock held by trusts of which Amy Smith Berylson is a trustee and 44,382 shares of Class B Stock held by Amy Smith Berylson as a guardian of the property of her children. Amy Smith Berylson disclaims beneficial ownership of 1,428,000 shares of Common Stock and 44,382 shares of Class B Stock. This report shall not be deemed an admission that Amy Smith Berylson is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(10) The beneficial ownership figures for John G. Berylson include 1,428,000 shares of Common Stock held by a charitable foundation of which John G. Berylson is a trustee, 938,666 shares of Class B Stock held by trusts of which John G. Berylson is a trustee and 44,382 shares of Class B Stock held by John G. Berylson as a guardian of the property of his children. John G. Berylson disclaims beneficial ownership of 1,428,000 shares of Common Stock and 983,048 shares of Class B Stock. This report shall not be deemed an admission that John
G. Berylson is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(11) The beneficial ownership figures for Robert A. Smith include 1,428,000 shares of Common Stock held by a charitable foundation of which Robert A. Smith is a trustee, 287 shares of Common Stock allocated to Mr. Smith's account under the Company's Employee Stock Ownership Plan ("ESOP"), options to purchase 305,686 shares of Common Stock (without regard to vesting), 49,100 shares of restricted Common Stock and 442,438 shares of Class B Stock held by trusts of which Robert A. Smith is a trustee. Robert A. Smith disclaims beneficial ownership of 1,428,000 shares of Common Stock. This report shall not be deemed an admission that Robert A. Smith is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

                                                             Page 26 of 29 Pages


-----------------------------------------------------------------------------------------------------------------------------------
                                                          Shares and Percent of Stock Beneficially Owned (continued)
-----------------------------------------------------------------------------------------------------------------------------------
  Group Member                          Common         % of              Class B      % of Class B      % of Common Stock
                                                      Common                             Stock             Assuming
                                                      Stock                                              Conversion of
                                                                                                         Class B Stock
-----------------------------------------------------------------------------------------------------------------------------------
Debra Smith Knez(13)                  1,428,000        2.6                 275,838        1.5                3.1
Brian J. Knez(14)                     1,810,664        3.3                 800,168        4.4                4.7
Mark D. Balk(15)                        443,818         .8               3,939,769       21.8                7.4
Darline M. Lewis(16)                    443,818         .8                 960,000        5.3                2.5
Smith Management Company LLC                  0         *                  629,840        3.5                1.1
Marian Realty Company LLC                     0         *                  288,720        1.6                 .5


--------
(12) The beneficial ownership figures for Dana A. Weiss include 1,428,000 shares of Common Stock held by a charitable foundation of which Dana A. Weiss is a trustee and 903,774 shares of Class B Stock held by trusts of which Dana A. Weiss is a trustee. Dana A. Weiss disclaims beneficial ownership of 1,428,000 shares of Common Stock and 903,774 shares of Class B Stock. This report shall not be deemed an admission that Dana A. Weiss is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(13) The beneficial ownership figures for Debra Smith Knez include 1,428,000 shares of Common Stock held by a charitable foundation of which Debra Smith Knez is a trustee and 260,633 shares of Class B Stock held by trusts of which Debra Smith Knez is a trustee. Debra Smith Knez disclaims beneficial ownership of 1,428,000 shares of Common Stock. This report shall not be deemed an admission that Debra Smith Knez is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(14) The beneficial ownership figures for Brian J. Knez include 1,428,000 shares of Common Stock held by a charitable foundation of which Brian J. Knez is a trustee, 219 shares of Common Stock allocated to Mr. Knez's account under the Company's Employee Stock Ownership Plan ("ESOP"), options to purchase 313,605 shares of Common Stock (without regard to vesting), 49,100 shares of restricted Common Stock and 800,168 shares of Class B Stock held by trusts of which Brian
J. Knez is a trustee. Brian J. Knez disclaims beneficial ownership of 1,428,000 shares of Common Stock and 800,168 shares of Class B Stock. This report shall not be deemed an admission that Brian J. Knez is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(15) The beneficial ownership figure for Mark D. Balk consists of 443,818 shares of Common Stock held by a charitable foundation of which Mark D. Balk is a trustee, 918,560 shares of Class B Stock indirectly held by business trusts of which Mark D. Balk is a trustee and 3,021,209 shares of Class B Stock held by a foundation and trusts of which Mark D. Balk is a trustee. Mark D. Balk disclaims beneficial ownership of 443,818 shares of Common Stock and 3,939,769 shares of Class B Stock. This report shall not be deemed an admission that Mark D. Balk is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.
(16) The beneficial ownership figure for Darline M. Lewis consists of 443,818 shares of Common Stock held by a charitable foundation of which Darline M. Lewis is a trustee and 960,000 shares of Class B Stock held by trusts of which Darline
M. Lewis is a trustee. Darline M. Lewis disclaims beneficial ownership of 443,818 shares of Common Stock and 960,000 shares of Class B Stock. This report shall not be deemed an admission that Darline M.

                                                             Page 27 of 29 Pages



--------
Lewis is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

                                                             Page 28 of 29 Pages


                                   Table 5(b)

                      BENEFICIAL OWNERSHIP OF COMMON STOCK
             (assumes conversion of Class B Stock into Common Stock)
      (includes both Class B and Common Stock; for breakdown of ownership, see Table 5(a))

                                                 Sole          Shared           Sole            Shared
                               Beneficial       Voting         Voting         Dispositive     Dispositive
                                Ownership        Power          Power           Power            Power
                                ---------        -----          -----           -----            -----
Smith Family Group             20,328,618             0      20,328,618               0       20,328,618

Richard A. Smith               10,883,517     2,339,336       8,544,181          39,600       10,843,917

Nancy L. Marks                  9,719,858     1,825,502       7,894,356          78,550        9,641,308

Susan F. Smith                  3,188,369     1,096,827       2,091,542          55,295        3,133,074

Amy Smith Berylson              2,134,031       122,774       2,011,257         121,255        2,012,776

Robert A. Smith                 2,266,255       395,530       1,870,725         393,654        1,872,601

Debra Smith Knez                1,703,838        15,205       1,688,633          12,256        1,691,582

Jeffrey R. Lurie                  521,041        77,223         443,818          10,653          510,388

Cathy J. Lurie                    446,444         1,600         444,844             600          445,844

John G. Berylson                2,411,368           320       2,411,048             320        2,411,048

Dana A. Weiss                   2,331,774             0       2,331,774               0        2,331,774

Brian J. Knez                   2,610,832       382,445       2,228,387         382,445        2,228,774

Jennifer L. Berylson               22,190        22,190               0               0           22,190

Mark D. Balk                    4,383,587             0       4,383,587               0        4,383,587

Darline M. Lewis                1,403,818             0       1,403,818               0        1,403,818

Smith Management .                629,840             0         629,840               0          629,840
Company LLC

Marian Realty                     288,720             0         288,720               0          288,720
Company LLC

                                                             Page 29 of 29 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000



                                      /s/ Richard A. Smith
                                      ---------------------------------------
                                      Richard A. Smith, individually and as
                                      attorney-in-fact for each of
                                      Nancy L. Marks,
                                      Susan F. Smith,
                                      Amy Smith Berylson,
                                      Robert A. Smith,
                                      Debra Smith Knez,
                                      Jeffrey R. Lurie,
                                      Cathy J. Lurie,
                                      John G. Berylson,
                                      Jennifer L. Berylson,
                                      Dana A. Weiss,
                                      Brian J. Knez,
                                      Mark D. Balk,
                                      Darline M. Lewis,
                                      Smith Management Company LLC and
                                      Marian Realty Company LLC


Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).